Exhibit 99.1

MIX TELEMATICS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1995/013858/06)
JSE share code: MIX   ISIN:  ZAE000125316
NYSE share code: MIXT
(“MiX Telematics” or the “Company”)

RESULTS OF ANNUAL GENERAL MEETING

Shareholders are advised that at the annual general meeting of the Company convened on Wednesday, 14 September 2016 (in terms of the notice of annual general meeting posted to shareholders on 14 June 2016), all of the ordinary and special resolutions tabled thereat were passed, other than ordinary resolution number 5, which was withdrawn at the annual general meeting, by the requisite majority of MiX Telematics shareholders.

Details of the results of voting at the annual general meeting are as follows:

-	total number of MiX Telematics shares that could have been voted at the annual general meeting: 562 259 240.
-
total number of MiX Telematics shares that were present/represented at the annual general meeting: 461 431 210, being 82.07% of total number of MiX Telematics shares that could have been voted at the annual general meeting.

Special Resolution 1: Repurchases of securities
Shares voted* 461 407 335	For 461 108 360, being 99.93520%	Against 298 975, being 0.06480%	Abstentions^ 23 875, being 0.00425%
Special Resolution 2: Financial assistance to related and inter-related companies
Shares voted* 461 372 810	For 460 997 335, being 99.91862%	Against 375 475, being 0.08138%	Abstentions^ 58 400, being 0.01039%

Ordinary Resolution 1: Adoption of annual financial statements
Shares voted* 461 027 185	For 460 164 485, being 99.81287%	Against 862 700, being 0.18713%	Abstentions^ 404 025, being 0.07186%
Ordinary Resolution 2: Authority to issue shares in respect of the TeliMatrix Group Executive Incentive Scheme and the MiX Telematics Long-Term Incentive Plan
Shares voted* 461 326 385	For 401 972 628, being 87.13411%	Against 59 353 757, being 12.86589%	Abstentions^ 104 825, being 0.01864%
Ordinary Resolution 3: Re-election of E Banda as a director of the Company
Shares voted* 461 366 485	For 395 666 035, being 85.75960%	Against 65 700 450, being 14.24040%	Abstentions^ 64 725, being 0.01151%
Ordinary Resolution 4: Re-election of R Frew as a director of the Company
Shares voted* 461 366 485	For 455 915 935, being 98.81861%	Against 5 450 550, being 1.18139%	Abstentions^ 64 725, being 0.01151%

Ordinary Resolution 5: Confirmation of appointment of G Nakos as an alternate director to M Lamberti

WITHDRAWN

As announced on SENS on 18 August 2016, following the completion of the specific share repurchase from Imperial Corporate Services Proprietary Limited, Mark Lamberti, a non-executive director of the company and his alternate, George Nakos, resigned with effect from 18 August 2016 and accordingly, ordinary resolution 5 was withdrawn at the annual general meeting.

Ordinary Resolution 6: Confirmation of appointment of I Jacobs as a director of the Company
Shares voted* 461 358 985	For 457 047 610, being 99.06551%	Against 4 311 375, being 0.93449%	Abstentions^ 72 225, being 0.01285%
Ordinary Resolution 7.1: Re-appointment of A Welton as Chairman and member of the Audit and Risk Committee
Shares voted* 461 366 485	For 461 195 235, being 99.96288%	Against 171 250, being 0.03712%	Abstentions^ 64 725, being 0.01151%
Ordinary Resolution 7.2: Re-appointment of R Bruyns as a member of the Audit and Risk Committee
Shares voted* 461 388 985	For 438 988 435, being 95.14498%	Against 22 400 550, being 4.85502%	Abstentions^ 42 225, being 0.00751%
Ordinary Resolution 7.3: Re-appointment of C Ewing as a member of the Audit and Risk Committee
Shares voted* 461 366 485	For 461 196 610, being 99.96318%	Against 169 875, being 0.03682%	Abstentions^ 64 725, being 0.01151%
Ordinary Resolution 7.4: Re-appointment of E Banda as a member of the Audit and Risk Committee
Shares voted* 461 366 485	For 399 499 335, being 86.59045%	Against 61 867 150, being 13.40955%	Abstentions^ 64 725, being 0.01151%
Ordinary Resolution 8: Re-appointment of auditors
Shares voted* 461 368 635	For 460 965 035, being 99.91252%	Against 403 600, being 0.08748%	Abstentions^ 62 575, being 0.01113%
Ordinary Resolution 9: Non-binding advisory vote on remuneration policy
Shares voted* 449 058 310	For 447 297 710, being 99.60794%	Against 1 760 600, being 0.39206%	Abstentions^ 12 372 900, being 2.20057%
Ordinary Resolution 10: Signature of documentation
Shares voted* 452 417 585	For 451 284 185, being 99.74948%	Against 1 133 400, being 0.25052%	Abstentions^ 9 013 625, being 1.60311%
*excluding abstentions
^in relation to total number of shares in issue (excluding treasury shares)

14 September 2016

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